EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

HIGHEST ANNIVERSARY VALUE DEATH BENEFIT RIDER

Highest Anniversary Value to Age [85] Death Benefit

This Rider is part of your Contract and its provisions apply in lieu of any Contract provisions to the contrary. There are new definitions in this Rider which are introduced below. In this Rider, “we”, “our” and “us” mean Equitable Financial Life Insurance Company, “you” and “your” mean the Owner and “Rider” means this Rider. Subject to the terms and conditions of this Rider, you will receive a Death Benefit as described below.

The Effective Date of this Rider is your Contract Date.

I.    THIS RIDER’S DEATH BENEFIT

The death benefit is derived from a Benefit Base as described below. The Benefit Base is used solely to calculate the Death Benefit described in this Rider and its charge and does not provide a Cash Value or any minimum Annuity Account Value (“AAV”). Withdrawals under the Contract will cause an adjustment to your Benefit Base as described in Section II. of this Rider.

Your Death Benefit Rider will terminate upon assignment or a change in ownership of the contract unless the new assignee or Owner meets the qualifications specified in the Termination provision of this Rider (Section VI.).

[The terms and conditions of an individual’s right to continue the Contract upon the death of the Owner of this Contract, are described in the Endorsement Applicable to [Non-Qualified] Contracts].

The Death Benefit under the Contract will be the Highest Anniversary Value to Age [85] (“HAV”) Benefit Base (“BB”). This Rider describes the operation of the HAV BB, the Effect of Withdrawals on your HAV BB, the cost of this Rider and how this Rider may terminate.

Your Death Benefit amount under this Rider is determined by comparing the AAV on the Payment Transaction Date to the HAV BB on the date of death of the Owner, or Successor Owner, as described in Section IV. of this Rider. The greater amount is payable as the Death Benefit.

II.     OPERATION OF THE DEATH BENEFIT

Your HAV BB is used to determine your Death Benefit described below. Your HAV BB is also used to determine the cost of this Rider as described in Section V.

Your initial HAV BB is equal to your initial Contribution. Thereafter, the HAV BB will increase by the dollar amount of any subsequent Contribution. The HAV BB is also adjusted for any withdrawals as described under “Effects of Withdrawals” below.

For Single Life Contracts, on each Contract Date Anniversary through the Contract Date Anniversary on or following the Owner’s [85th ] birthday, if the Annuity Account Value is greater than the current HAV BB, the HAV BB is reset to equal the Annuity Account Value.

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For Joint Life Contracts, the HAV BB will reset to the Contract Date Anniversary on or following Age [85] of the younger of the Owner or the Successor Owner.

For Contracts with Non-Natural Owners, the HAV BB will reset to the Contract Date Anniversary on or following Age [85] of the Annuitant. If there are Joint Annuitants named under Contracts with Non-Natural Owners, the HAV BB will reset to the Contract Date Anniversary on or following Age [85] of the younger of the Annuitant or Joint Annuitant.

III.    EFFECT OF WITHDRAWALS ON YOUR HIGHEST ANNIVERSARY VALUE BENEFIT BASE

The HAV BB will be reduced by withdrawals, plus any applicable Withdrawal Charges. During each Contract Year, your HAV BB will be reduced on a dollar-for-dollar basis as long as the sum of your withdrawals in that Contract Year does not exceed your Guaranteed Annual Income Amount (“GAIA”), as described in your Guaranteed Lifetime Withdrawal Benefit (“GLWB”) Rider. Once a withdrawal is made that causes cumulative withdrawals in a Contract Year to exceed your GAIA the portion of that withdrawal that exceeds your GAIA and any subsequent withdrawals in that Contract Year will cause a pro-rata reduction of the HAV BB.

Applicable to Traditional IRA or SEP IRA Contracts: If you elect our Automatic RMD Withdrawal Service, you will be permitted to take one required minimum distribution per Contract Year that is not treated as an Excess Withdrawal if it exceeds the GAIA. Any such required minimum distribution payment we make to you under our Automatic RMD Withdrawal Service will not be treated as an Excess Withdrawal and will reduce your HAV BB on a dollar for dollar basis. We will make a payment in addition to the GAIA, if necessary, to meet the required minimum distribution amount for the calendar year for your Contract. However, if you take any lump sum withdrawals in addition to your required minimum distribution while using our Automatic RMD Withdrawal Service, the additional lump sum withdrawal may cause an Excess Withdrawal which may reduce your HAV BB.

A pro-rata reduction of the HAV BB is determined as follows while your GLWB Rider is active:

1) The numerator is the amount of the withdrawal that exceeds the GAIA remaining, plus any applicable Withdrawal Charges. The denominator is your Annuity Account Value immediately preceding the withdrawal, less the GAIA remaining;

2) Multiply the fraction calculated in (1) by the amount of your HAV BB immediately preceding the withdrawal.

3) This is the amount of the pro-rata reduction. We will reduce your HAV BB by this amount as of the Transaction Date of each withdrawal.

Upon termination of your GLWB Rider, your HAV BB will be reduced by withdrawals on a pro rata basis.

A pro-rata reduction of the HAV BB is determined as follows if you terminate your GLWB Rider:

A pro-rata reduction is determined as follows:

1)	The numerator is the amount of the withdrawal plus any applicable Withdrawal Charges. The denominator is your AAV immediately preceding the withdrawal;

2)	Multiply the fraction calculated in (1) by the amount of your HAV BB immediately preceding the withdrawal.

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3)	This is the amount of the pro-rata reduction. We will reduce your HAV BB by this amount as of the Transaction Date of each withdrawal.

IV.    PAYMENT OF YOUR DEATH BENEFIT

Your Death Benefit amount under this Rider is determined by comparing the Annuity Account Value on the Payment Transaction Date to the HAV BB on the date of death of the Owner for a Single Life Contract, or in the case of a Joint Life Contract on the date of death of the second to die of the Owner and Successor Owner . For Contracts with Non-Natural Owners, with respect to the determination of the Death Benefit, the terms in the prior sentence are replaced as follows: “Owner” is replaced with “Annuitant” for Single Life Contracts and “Successor Owner” is replaced with “Joint Annuitant”, for Joint Life Contracts.

For a Joint Life Contract where the Owner and Successor Owner, or Annuitant and Joint Annuitant, whichever is applicable, are no longer married at the time of the first death, the Payment Upon Death Rules and Rules Applicable upon Divorce described in the applicable Endorsement apply.

V.     THE RIDER CHARGE

The “Rider Charge” is [0.25%] of the HAV BB on your Contract Date Anniversary.

We will determine and deduct the above Rider Charge annually from your AAV on each Contract Date Anniversary for which the Rider is in effect. Upon the termination of this Rider, a pro-rata Rider Charge will be deducted from your Contract for the portion of any Contract Year in which this Rider is in effect prior to being terminated pursuant to Section VI of this Rider.

This Rider Charge is deducted on your Contract Date Anniversary from your AAV in the Variable Investment Option(s) on a pro-rata basis. If those amounts are insufficient, we will deduct all or a portion of the Rider Charge, in the following order from: the Segment Type Holding Accounts, the Dollar Cap Averaging account, and each Segment on a pro-rata basis. Amounts deducted from the AAV to pay the Rider Charge from a Segment on a date other than the Segment Maturity Date will reduce the Segment Investment on a pro-rata basis by the same proportion that the Segment Interim Value is reduced on the date of the deduction [and such adjustment will be reflected in each Anniversary Ending Amount for Annual Lock Segment Types].

VI.     TERMINATION OF THIS RIDER

This Rider will automatically terminate if:

(i)	the Contract is continued under the Beneficiary Continuation Option, if applicable, or a sole spousal Beneficiary continues the Contract under the Spousal Continuation option, if applicable; or

(ii)	amounts under the Contract are applied to a supplementary contract to provide an annuity benefit including any benefit available on the [Contract] Maturity Date, or

(iii)	except as provided below, you change the Owner or Successor Owner (Annuitant or Joint Annuitant in the event of a Non-Natural Owner) of the Contract, or

(iv)	you make an assignment of this Contract, or any of the rights under this Contract, or

(v)	termination is required by an endorsement to your Contract, or

(vi)	the Contract terminates (or when the Contract reaches the [Contract] Maturity Date), or

(vii)	the Annuity Account Value under this Rider falls to zero.

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In accordance with clauses (iii) and (iv) in the above paragraph, this Rider will not terminate if any of the following occurs:

1.

a Contract owned by a Non-natural Owner, if the Owner is changed to the Annuitant or Joint Annuitant, if applicable, this Rider will not terminate and its benefits will continue to be determined by the Annuitant, and Joint Annuitant, as applicable, at the time of ownership change.

2.

a Contract owned by an individual, if the Owner or Successor Owner, if applicable, is changed to a trust and the beneficial owner(s) remains the former Owner or his or her family members, this Rider will not terminate and its benefits continue to be determined by the original Owner and Successor Owner, if applicable. “Family member” means members of the immediate family and other relatives. “Immediate family” means spouse, domestic partner, civil union partner, parent, child, adopted child, step-child, brother and sister. “Other relatives” means grandparent, grandchildren, aunt, uncle, niece, nephew, and in-laws.

3.	For a Joint Life Contract, you divorce, and in accordance with your divorce decree, your former spouse is awarded 100% of the AAV under your Contract

Upon the termination of this Rider, the charge for the Death Benefit, as shown in Section V. of this Rider, ends.

EQUITABLE FINANCIAL LIFE INSURANCE COMPANY

[
Mark Pearson,	José Ramón González,
Chief Executive Officer	Senior Executive Director, General Counsel and Secretary]

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